EXHIBIT 99.12

Central Gold–Trust

Management’s Discussion and Analysis

March 31, 2005

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold–Trust (“Gold–Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 and 6 should be referred to as supplementary information to this discussion and analysis.

Gold–Trust is a self-governing, single purpose passive trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders. Gold–Trust is not in itself an operating entity nor does it have any employees or the potential risks thereof. It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Net assets decreased by $1,386,928 or 2.5% during the quarter to a total of $54,371,533. The decrease in net assets was primarily attributable to the decrease in the price of gold at March 31, 2005. The decrease in net assets described above was nominally affected by the loss excluding unrealized depreciation of investments during the quarter.

Summary of Quarterly Financial Information

Quarter Ended (US$)

	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04

Net income (loss) inclusive
of unrealized appreciation
(depreciation) of investments	$ (1,386,928)	$ 1,870,543	$ 1,721,910	$ (2,548,015)

Net income (loss) per Unit
inclusive of unrealized
appreciation (depreciation)
of investments	$ (0.42)	$ 0.78	$ 0.75	$ (1.11)

	Mar. 31/05	Dec. 31/04	Jul. 8 to Sept. 30/04

Net income inclusive of
unrealized appreciation of
investments	559,396	$ 2,458,818	$ 3,495,472

Net income per Unit
inclusive of unrealized
appreciation of investments	$ 0.24	$ 1.07	$ 1.52

Forward-looking Observations

Changes in the market price of gold will have an impact on the net asset value per unit. Assuming, as a constant exchange rate, the rate which existed on March 31, 2005 of $1.2096 Canadian for each U.S. dollar, and using the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $1.60 per unit or Cdn $1.94 per unit.

When expressed in U.S. dollar terms, Gold–Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold–Trust’s net assets are gold which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 97% of Gold–Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars. As previously mentioned, over 97% of Gold–Trust’s net assets are denominated in U.S. dollars. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income (Loss)

Gold–Trust’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold bullion. Generally, Gold–Trust only seeks to maintain adequate cash reserves to enable it to pay operating expenses. Gold–Trust’s actual revenues are a very small percentage of its net assets because gold bullion does not generate revenue. However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies, (“AcG-18”) requires Gold–Trust to record unrealized appreciation (depreciation) of investments in income.

The net loss (inclusive of unrealized depreciation of investments) for the three months ended March 31, 2005 was $1,386,928 compared to net income (inclusive of unrealized appreciation of investments) of $559,396 for the same period in 2004. Certain expenses, such as administration fees that are scaled, vary in proportion to net asset levels, or, in the case of stock exchange fees (included in shareholder information), with the number of units issued. Safekeeping fees and bullion insurance costs increased as a result of the purchases of additional physical gold bullion. Administration fees remitted to Central Gold Managers Inc. for the three months increased to $43,739 from $29,331.

Operating expenses as a percentage of the average of the month-end net assets were 0.19% for the three months ended March 31, 2005 compared to 0.22% for the same three-month period in 2004. For the twelve months ended March 31, 2005, the operating expense rate was 0.62% compared to 0.83% which was based on an annualized estimate for the same period in 2004.

Liquidity and Capital Resources

Gold–Trust’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses. For the three months ended March 31, 2005, Gold–Trust’s cash reserves including cash equivalents decreased by $151,944. The ability of Gold–Trust to have sufficient cash for operating expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Gold–Trust in the future not have sufficient cash to meet its needs, portions of Gold–Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units. Sales of bullion could result in Gold–Trust realizing capital losses or gains.

Related Party Transactions

Gold–Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold–Trust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers Inc. for the three months increased to $43,739 from $29,331 due to the increase in the value of assets under administration.

As compensation for the services of Sprott Asset Management Inc. (“SAM”), the Administrator has agreed to pay to SAM a fee equal to one-half of all fees paid to the Administrator under the administrative services agreement, but based on the net asset value of Gold–Trust in excess of $50,000,000, and to pay its reasonable out-of-pocket expenses incurred in connection with such services. A fee of $1,975 was paid to SAM by the Administrator for the quarter ended March 31, 2005. No fee was payable to SAM for the period March 31, 2004.

Gold–Trust incurred professional fees totaling $15,303, for the quarter ended March 31, 2005, of which $6,222 (2004: $5,682) was payable to a legal firm, and of which one of Gold–Trust’s officers is a partner.